SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)


                  Price Communications Corporation
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           741437305
                         (CUSIP Number)

                     Peter G. Samuels, Esq.
                          1585 Broadway
                    New York, New York  10036
                         (212) 969-3335

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 15, 1994

              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box /__/.

Check the following box if a fee is being paid with the statement /__/. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                (Continued on following pages(s))
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP NO. 741437305

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert Price
          052241539

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) /__/
                                                       (b) /__/

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                       /__/


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

          1,758,335

8.   SHARED VOTING POWER

          -0-

9.   SOLE DISPOSITIVE POWER

          724,191

10.  SHARED DISPOSITIVE POWER

          1,034,144
________________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          1,758,335

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                            /__/

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          19.6%

14.  TYPE OF REPORTING PERSON

          IN

          This Amendment No. 3 amends Items 3, 4 and 5

Item 3.   Source and Amount of Funds or Other Consideration

               Robert Price will supply the funds to acquire the Common Stock reported under Item 5 to be acquired by him.

Item 4.   Purpose of Transaction

               The 200,000 shares of Common Stock reported under
               Item 5 to be acquired by Mr. Price will be acquired as an investment. Mr. Price's rights to acquire another 1,034,144 of such shares are assignable and he may assign the right to acquire all or a portion of such shares.

               The Reporting Person has no plans or proposals which would result in any transaction enumerated in Items 4(b) through (j). From time to time Mr. Price may acquire or dispose of additional securities of the issuer. Also, as a director of Price Communications Corporation, Mr. Price may participate in decisions relating to the acquisition or disposition of its securities by Price Communications Corporation.

Item 5.   Interest in Securities of the Issuer

          (a)  Aggregate Number and Percentage of Shares of
               Common Stock Outstanding Beneficially Owned by
               Reporting Person

               As of December 20, 1994, Mr. Price, will beneficially own 1,758,335 shares of Common Stock or 19.6% of the shares outstanding on that date.

          (b)  Number of Shares and Power to Vote

               Mr. Price currently has the sole power to vote the shares listed under Item 5(a); and the sole power to dispose of 724,191 of the shares listed under
               Item 5(a). He shares the power to dispose of the remaining 1,034,144 shares.

          (c)  Description of Securities Transactions

               Mr. Price assigned his rights to acquire 400,000 of the Laifer Shares to the Company and such Shares were acquired by the Company on December
               15, 1994.

               Mr. Price assigned his rights to acquire an additional 100,000 of the Laifer Shares to Sandler
               Associates ("Sandler"), an unrelated person, for purchase by Sandler on December 19, 1994.

               Mr. Price agreed to acquire the remaining 200,000
               Laifer Shares on December 20, 1994.

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in Amendment No. 3 of this statement is true, complete and correct.

Date:  December 19, 1994



Signature:  /s/ Robert Price
               Robert Price